O2Micro(R) Reports Record High Sales and Earnings for the Third Quarter Wednesday October 31, 4:00 pm ET

Third Quarter Net Sales Up 43% over Prior Year

GEORGE TOWN, Grand Cayman--(BUSINESS WIRE)--O2Micro(R) International Limited (NASDAQ : OIIM) (SEHK: 0457 - News), a leading supplier of innovative power management, and security components and systems, reported its financial results today for the third quarter ended September 30, 2007.

Net sales for the third quarter of 2007 were $45.1 million, an increase of 18% from the preceding quarter, and up more than 40% from the third quarter of the prior year.

Net income for the third quarter of 2007 was $11.4 million or 29 cents per fully diluted American Depositary Share (ADS).

Third quarter research and development (R&D) expenditures were $8.7 million, or 19% of net sales. The Company now employs over 620 engineers working on R&D worldwide. In the third quarter, O2Micro's intellectual property (IP) portfolio expanded by more than 7%, with 346 patents issued worldwide through Q3.

"We are very pleased with our continued revenue growth. Q3 revenue growth of 18% over the prior quarter reflects market share gain in our core markets as well as expansion of new products," commented Sterling Du, Chairman and CEO of O2Micro.

Mr. Du continues, "The Company continues to increase shareholder value through the introduction of innovative technologies and by increasing the company's patent portfolio to 346 issued worldwide in Q3, 2007."

Conference Call: O2Micro will hold its third quarter conference call at 2:00 p.m. PDT, 5:00 p.m. EDT, and 5:00 a.m. (November 1, 2007) Hong Kong time. You may participate using the following dial-in information.

In the US and CANADA:             877-502-9276, pass code #5954697
In HONG KONG:                     800-965-503, pass code #5954697
Other INTERNATIONAL participants: 913-312-1300, pass code #5954697

A replay of the call will be available by phone until November 7th using the following dial-in information.

In the US and CANADA:              888-203-1112, pass code #5954697
In HONG KONG:                      800-901-108, pass code #5954697
Other INTERNATIONAL participants:  719-457-0820, pass code #5954697

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus(R) and Security products, such as VPN/Firewall system solutions.

O2Micro International maintains an extensive portfolio of intellectual property with 8,167 patent claims granted, and over 9,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O2Micro's future growth, long term profitability, increases in shareholder value, introduction of innovative technologies, expansion of O2Micro's product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.


                 O2Micro International Limited and Subsidiaries
         Consolidated Statements of Operations and Comprehensive Income
                                   (Unaudited)
              (In Thousand U.S. Dollars, Except Per Share Amounts)


                           Three Months Ended         Nine Months Ended
                              September 30,              September 30,
                       -------------------------   -------------------------
                           2007          2006          2007          2006
                       -----------   -----------   -----------   -----------

NET SALES              $    45,139   $    31,462   $   118,367   $    88,600

COST OF SALES               19,200        14,684        51,640        40,026
                       -----------   -----------   -----------   -----------

GROSS PROFIT                25,939        16,778        66,727        48,574
                       -----------   -----------   -----------   -----------

OPERATING EXPENSES
 (INCOME)
Research and
 development (1)             8,683         7,784        24,856        23,006
Selling, general and
 administrative (1)          8,975         7,251        25,773        20,646
Patent related
 litigation                  2,790         3,508         8,800         8,860
Litigation income           (5,500)           --        (8,864)           --
Stock Exchange of
 Hong Kong listing
 expenses                       --           385            --           781
                       -----------   -----------   -----------   -----------
Total Operating
 Expenses                   14,948        18,928        50,565        53,293
                       -----------   -----------   -----------   -----------

INCOME (LOSS) FROM
 OPERATIONS                 10,991        (2,150)       16,162        (4,719)
                       -----------   -----------   -----------   -----------

NON-OPERATING INCOME
 (EXPENSES)
Interest income                830           902         2,458         2,771
Impairment loss on
 long-term
 investments                    --            --            --          (756)
Foreign exchange loss          (65)         (595)         (213)         (475)
Other - net                    105           253           112           230
                       -----------   -----------   -----------   -----------
Total Non-operating
 Income                        870           560         2,357         1,770
                       -----------   -----------   -----------   -----------

INCOME (LOSS) BEFORE
 INCOME TAX                 11,861        (1,590)       18,519        (2,949)

INCOME TAX EXPENSE
 (BENEFIT)                     448        (2,140)        1,265        (2,018)
                       -----------   -----------   -----------   -----------

NET INCOME (LOSS)           11,413           550        17,254          (931)

OTHER COMPREHENSIVE
 INCOME (LOSS)
Foreign currency
 translation
 adjustments                   511            (5)          835           330
Unrealized gain
 (loss) on available-
 for-sale securities        (1,318)         (877)        2,479            88
                       -----------   -----------   -----------   -----------
Total Other
 Comprehensive Income
 (Loss)                       (807)         (882)        3,314           418
                       -----------   -----------   -----------   -----------

COMPREHENSIVE INCOME
 (LOSS)                $    10,606      ($332) $        20,568   ($      513)
                       ===========   ===========   ===========   ===========

EARNINGS (LOSS ) PER
 SHARE:
Basic                  $    0.0060   $    0.0003   $    0.0091   ($   0.0005)
                       ===========   ===========   ===========   ===========
Diluted                $    0.0058   $    0.0003   $    0.0089            NA
                       ===========   ===========   ===========   ===========

EARNINGS (LOSS ) PER
 ADS:
Basic                  $      0.30   $      0.01   $      0.45   ($     0.02)
                       ===========   ===========   ===========   ===========
Diluted                $      0.29   $      0.01   $      0.45            NA
                       ===========   ===========   ===========   ===========

SHARES USED IN
 EARNINGS PER SHARE
 CALCULATION:
Basic (in thousands)     1,902,278     1,917,049     1,904,506     1,941,110
                       ===========   ===========   ===========   ===========
Diluted (in
 thousands)              1,960,613     1,921,590     1,931,983     1,957,350
                       ===========   ===========   ===========   ===========

ADS UNITS USED IN
 EARNINGS PER ADS
 CALCULATION:
Basic (in thousands)        38,046        38,341        38,090        38,822
                       ===========   ===========   ===========   ===========
Diluted (in
 thousands)                 39,212        38,432        38,640        39,147
                       ===========   ===========   ===========   ===========

(1) INCLUDES STOCK- BASED COMPENSATION CHARGE AS FOLLOWS:

Research and
 development                $  273        $  287        $  803        $  935
Selling, general and
 administrative             $  362        $  355        $1,066        $1,096

                 O2Micro International Limited and Subsidiaries
                           Consolidated Balance Sheets
                (In Thousand U.S. Dollars, Except Share Amounts)

                                             September 30,    December 31,
                                                  2007           2006
                                               ---------      ---------
ASSETS                                        (Unaudited)
------

CURRENT ASSETS
Cash and cash equivalents                      $  48,447      $  45,438
Restricted cash                                    7,628          8,342
Short-term investments                            26,327         19,697
Accounts receivable - net                         24,771         18,987
Inventories                                       22,562         14,076
Prepaid expenses and other current assets          6,476          7,379
                                               ---------      ---------
Total Current Assets                             136,211        113,919
                                               ---------      ---------

LONG-TERM INVESTMENTS                             26,492         24,059
                                               ---------      ---------

PROPERTY AND EQUIPMENT - NET                      41,564         41,427
                                               ---------      ---------

OTHER ASSETS
Restricted assets - net                           13,485         14,540
                                               ---------      ---------
Other Assets                                       3,549          3,075
                                               ---------      ---------

TOTAL ASSETS                                   $ 221,301      $ 197,020
                                               =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
                                                              ---------
CURRENT LIABILITIES
Notes and accounts payable                     $  12,505      $   9,851
Income tax payable                                   825            991
Accrued expenses and other current
 liabilities                                      12,526         12,212
                                               ---------      ---------
Total Current Liabilities                         25,856         23,054
                                               ---------      ---------

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities                          430            455
                                               ---------      ---------
Long-term Interpretation 48 tax
 liabilities                                         117             --
                                               ---------      ---------

Total Liabilities                                 26,403         23,509
                                               ---------      ---------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value
 per share Authorized - 250,000,000
 shares                                               --             --
Ordinary shares at $0.00002 par value per
 share Authorized - 4,750,000,000 shares
 Issued -1,905,049,750 and 1,906,969,950
 shares as of September 30, 2007 and
 December 31, 2006, respectively                      38             38
Additional paid-in capital                       142,957        140,224
Retained earnings                                 49,217         33,877
Accumulated other comprehensive income
 (loss)                                            2,686           (628)
                                               ---------      ---------
Total Shareholders' Equity                       194,898        173,511
                                               ---------      ---------

TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                                        $ 221,301      $ 197,020
                                               =========      =========

Contact:
O2Micro(R) International Limited
Mitchell Benus
Director of Investor Relations, O2Micro
408-332-1749
mitchell.benus@o2micro.com
--------------------------
Source: O2Micro International Limited